                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of APRIL, 2001
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
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Description of document filed:  AMVESCAP ANNOUNCE COMPLETION OF THE
                                ACQUISITION OF NATIONAL ASSET MANAGEMENT
                                COMPANY OF LOUISVILLE KENTUCKY

AMVESCAP PLC
448797
IMMEDIATE RELEASE  19 APRIL 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3941







London April 19, 2001 AMVESCAP plc announced that it had completed its acquisition of National Asset Management Company of Louisville, Kentucky under the terms of the agreement that was first announced on February 28, 2001.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  19th APRIL 2001                      By /s/ MICHAEL S. PERMAN
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                                                   (Signature)

                                              Michael S. Perman
                                              Company Secretary